Mail Stop 3561

August 29, 2007

By U.S. Mail and facsimile to (651) 736-7632
George W. Buckley
President and Chief Executive Officer
3M Company
3M Center
St. Paul, Minnesota 55144

Re: 3M Company
       Definitive 14A
       Filed February 14, 2007
       File No.000-06920

Dear Mr. Buckley:

        We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

        In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

        If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Related Person Transaction Policy and Procedures, page 11

1. Please provide the information required by Item 404(b) of Regulation S-K. Describe your policies and procedures for the review, approval, or ratification of any transaction required to be reported under Item 404(a), including, to the extent applicable, the material features described in Item 404(b)(1).

Director Compensation and Stock Ownership Guidelines, page 16

2. Similar to what you have provided in footnote 1 to the summary compensation table, please include a footnote describing all assumptions made in the valuation of the stock awards granted to your directors by reference to a discussion of those assumptions in the footnotes to your financial statements included in your annual report on Form 10-K. See the Instruction to Item 402(k) of Regulation S-K, indicating that the instruction to Item 402(c)(2)(v) and (vi) applies equally to Item 402(k).

3. Please disclose by footnote to the director compensation table the grant date fair value of each equity award computed in accordance with FAS 123R and the aggregate number of stock awards outstanding at fiscal year end. Please refer to the Instruction to Item 402(k)(2)(iii) and (iv) of Regulation S-K.

4. You indicate that your nonemployee directors receive an annual cash retainer of $75,000 per year and that they may defer all or part of such cash fees. Please include in the "Fees Earned or Paid in Cash" column any amount of fees forgone at the election of a director under which non-cash compensation has been received instead by the named executive officer. Please see the Instruction to Item 402(k) to Regulation S-K which indicates that the Instructions to Item 402(c)(2)(iii) and (iv) apply. Also see Question 4.03 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov.

5. Please provide a narrative description of any material factors necessary to an understanding of the director compensation disclosed in the table. Please see Item 402(k)(3)(i) and (ii). For example, explain the various cash and stock award amounts listed in the table for each director.

Compensation Discussion and Analysis, page 32

6. The compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1. of Commission Release No. 33-8732A. We note the significant disparity between your chief executive officer's compensation as compared to the other named executive officers. Please provide a more detailed discussion of how and why your chief executive officer's compensation differs from that of the other named executive officers.

7. We note that the compensation committee was assisted by Frederic W. Cook & Co., Inc. and two other compensation consulting firms in establishing compensation. Please describe in greater detail the nature and the scope of the consultants' assignment and the material elements of the instructions and directions given to the consultants with respect to the performance of their duties under the engagement. Please refer to Item 407(e)(3)(iii) of Regulation S-K.

8. You indicate that 3M's executive officers, especially Mr. Buckley, assist the compensation committee with the process of determining the compensation of the Company's executives. Please revise your disclosure to provide a clear picture of the role executive officers have in determining or recommending the amount or form of executive and director compensation. Please refer to Item 407(e)(3)(ii) of Regulation S-K.

Short-term incentive, page 34

9. We note that the current profit sharing plan will be replaced with an annual incentive plan that will be based on three performance metrics. Discuss the policies that you will apply on a going-forward basis. See the text of Securities Act Release 33-8732A, marked by footnote 86. As such, to the extent known, please provide the disclosure required by Item 402(b) of Regulation S-K with respect to future years' compensation policies, plans or arrangements and to the extent applicable, please also respond to the comments issued in this letter.

Long-term incentives, page 34

10. We note from page 37 that the compensation committee intends to change the mix of long-term compensation between stock options and performance units starting in 2007. We also note your statement that the company has consistently made payments under the performance unit plan in the form of cash although the plan authorizes the payment of performance units in either cash or shares. Please revise your disclosure to describe the basis for allocating compensation to each different form of awards, and also discuss any policies you have for allocating between cash and non-cash compensation. Please refer to Item 402(b)(2)(ii) and (iii) of Regulation S-K.

How 3M determines the amount for each element, page 36

11. We note your disclosure here and on page 33 regarding the comparator companies you use to benchmark compensation. Please disclose where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Short-term incentive, page 36

12. Please revise your disclosure to provide a quantitative discussion of the terms of the necessary performance objectives to be achieved in order for your named executive officers to earn their short-term incentive payout for 2006. Please disclose the specific items of performance and how your incentive awards are specifically structured around such performance goals. Please refer to Item 402(b)(1)(v) and Item 402(b)(2)(v) of Regulation S-K.

Long-term incentives, page 37

13. Please describe how you determine the long-term incentive compensation for a named executive officer including the amount of the award, how you determine the allocation between the different types of awards and when the awards are granted. Please refer to Item 402(b)(1)(v) and 402(b)(2)(iv) of Regulation S-K.

14. Please revise your disclosure to discuss the how the long-term incentive plans are structured and implemented to reflect the named executive officer's individual performance. While you indicate that the committee takes into account and recognizes individual performance in determining the size of annual stock option grants, it is not clear whether individual performance is considered under the performance unit plan. Please revise your discussion to clearly describe the elements of individual named executive officer's performance and/or contribution that are taken into account in determining each long-term incentive plan. Refer to Item 402(b)(2)(vii) of Regulation S-K.

15. Please revise your disclosure regarding the performance criteria selected by the committee for performance units grants. Clarify how each performance criteria is defined and/or calculated. For example, how do you define "economic profit" of the company and how do you calculate "total shareholder return"? In addition, please disclose the targets or performance objectives to be achieved in order for your executive officers to earn their incentive compensation. See Item 402(b)(2)(v) and Instruction 2 to Item 402(b).

16. To the extent you believe disclosure of these targets or performance objectives, including those referenced in comment 12, are not required because it would result in competitive harm such that you may omit this information pursuant to Instruction 4 to Item 402(b) of Regulation S-K, please provide support for such belief on a supplemental basis. Please also disclose how difficult it would be for the named executive officers to meet those goals or how likely it will be for the company to achieve the undisclosed target levels. Refer also to Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov. General statements regarding the level of difficulty, or ease associated with achieving performance goals, are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for you to achieve the target levels or other factors,

please provide as much detail as necessary without providing information that would result in competitive harm. Provide insight into the factors considered by the compensation committee prior to the awarding of performance-based compensation such as historical analyses prior to the granting of these awards or correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.

17. Discuss whether discretion can be or has been exercised by the board or compensation committee either to award compensation absent attainment of the relevant performance goal(s) or to reduce or increase the size of any award or payout. Identify any particular exercise of discretion, and state whether it applied to one or more specified named executive officers or to all compensation subject to the relevant performance goal(s). See Regulation S-K Item 402(b)(2)(vi).

Severance or change in control arrangements, page 39

18. We note the disclosure relating to the various post-employment termination benefits starting on page 52. Please describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits under the existing plans or arrangements. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K. Also discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

Potential Payments Upon Termination or Change in Control, page 52

19. While the Commission has not mandated tabular disclosure of potential post-employment payments, we encourage you to present this information in a tabular format so that investors may assess clearly the amount of compensation to be received under the various scenarios that would lead to a named executive officer's termination or change in control of the company. See section VI of the Securities Act Release 33-8732A.

Grants of Plan-Based Awards, page 42

20. Based on your disclosure on pages 34-35, 37-38 and your summary compensation table on page 40, it does not appear that you have properly categorized in your grants of plan-based awards table the grants of options in accordance with Item 402(d) of Regulation S-K. For example, you include the option grants under the column "Estimated Future Payouts Under Equity Incentive Plan Awards" but your disclosure lacks discussion of the conditions that must be satisfied in order for such options to be paid out. Please either provide such disclosure, or to the extent no such conditions

exist, revise your table to include such option grants under the column described in Item 402(d)(2)(vi).

Pension Benefits, page 48

21. Please revise the narrative discussion that follows the table to discuss the valuation method and all material assumptions applied in quantifying the present value of the current accrued benefit. Please see Item 402(h)(3) and Instruction 2 to Item 402(h)(2).

Please respond to our comments by September 28, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3315 with any questions.

Sincerely,

Hanna T. Teshome
Special Counsel